Exhibit 20


[Corporate Logo]                                       NEWS RELEASE
                                                       NEWS RELEASE
Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870
                                                       NEWS RELEASE
Contact:
Anthony J. Diaz
(203) 698-5553

                       FORTUNE BRANDS ANNOUNCES AGREEMENT
                      TO ACQUIRE SCHROCK CABINET COMPANY --
                          NEARLY DOUBLING CABINET SALES

Old Greenwich, CT, June 3, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, announced today that its home products business has entered into a definitive agreement to purchase the assets of Schrock Cabinet Company, a division of White Consolidated Industries, Inc., which is a wholly-owned subsidiary of AB Electrolux of Sweden.
         With 1997 sales of $183 million, Schrock is a leader in the growing U.S. kitchen and bath cabinets category. The purchase price is $107.5 million in cash.
         "Schrock nearly doubles our sales in the kitchen and bath cabinets category, where our Aristokraft unit has been achieving excellent growth," noted Fortune Brands' Chairman and Chief Executive Officer Thomas C. Hays. "Combined, the operations had $430 million in 1997 sales, creating a strong number 2 market presence with broad U.S. coverage and excellent positions in all cabinet distribution channels, including home centers, where the Moen faucet and Master Lock brands already have a strong position. We expect to achieve substantial growth and cost synergies with this acquisition and to add to E.P.S. right from the start."
         "We have a strategy that is sharply focused on revenue growth, cost initiatives and asset management," Hays said, "supplemented by high-return, add-on acquisitions. This acquisition marks the seventh we have announced or completed since the beginning of last year. These brands add annualized sales of approximately $430 million and have been purchased at a price of approximately 65 cents per dollar of sales. The integration of the six previously completed acquisitions is right on track, and substantial value is being created."
         "Fortune Brands is performing very well," Hays added. "In the first quarter, sales were up 9%, contribution was up 11%, and E.P.S. was up 15% compared with last year's pro forma. Every brand group reported strong gains in the first quarter, and our operations are continuing to perform well in the second quarter. For the full year, we expect to achieve E.P.S. growth in the range of 13-15%, assuming a satisfactory economic and pricing environment and no further erosion in exchange rates. That's also our long-term growth target. About 80% of sales come from brands that are number 1 or number 2 in their markets. 14 brands each generated about $100 million in sales or more in 1997, and we have tremendous financial strength."
         The Schrock acquisition, which is subject to a number of customary closing conditions, is expected to be completed by June 12. Schrock is headquartered in Hilliard, Ohio.
                                     * * * *
         Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and distilled spirits. Home and office brands include Moen faucets, Master locks and Aristokraft cabinets sold by units of MasterBrand Industries and Day-Timer and Swingline sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major distilled spirits brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials and Whyte & Mackay Scotch.

                                      * * *
         This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.
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